SELECT*ANNUITY I

AN INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company
and its
MFS/ReliaStar Variable Account

Supplement Effective as of April 29, 2011

This supplement amends certain information contained in your prospectus dated April 30, 1996, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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INFORMATION ABOUT THE INVESTMENT FUNDS AVAILABLE THROUGH THE VARIABLE ACCOUNT

The following chart lists the Investment Funds that are, effective April 29, 2011, available through the MFS/ReliaStar Variable Account, along with each Investment Fund's investment adviser/subadviser and investment objective. More detailed information about these Investment Funds can be found in the current prospectus and Statement of Additional Information for each Investment Fund. If you received a summary prospectus for any of the Investment Funds available through your Contract, you may obtain a full prospectus and other Investment Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Investment Fund's summary prospectus.

There is no assurance that the stated objectives and policies of any of the Investment Funds will be achieved. Shares of the Investment Funds will rise and fall in value and you could lose money by investing in the Investment Funds. Shares of the Investment Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Investment Funds are diversified, as defined under the 1940 Act.

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
Massachusetts Investors Growth Stock Fund (Class A)	Investment Adviser: Massachusetts Financial Services Company	Seeks capital appreciation.
Massachusetts Investors Trust (Class A)	Investment Adviser: Massachusetts Financial Services Company	Seeks capital appreciation.
MFS® Bond Fund (Class A)	Investment Adviser: Massachusetts Financial Services Company	Seeks total return with an emphasis on current income, but also considering capital appreciation.
MFS® Growth Fund (Class A)	Investment Adviser: Massachusetts Financial Services Company	Seeks capital appreciation.
MFS® High Income Fund (Class A)	Investment Adviser: Massachusetts Financial Services Company	Seeks total return with an emphasis on high current income, but also considering capital appreciation.

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
MFS® Money Market Fund (Class A)	Investment Adviser: Massachusetts Financial Services Company	Seeks a high level of current income consistent with preservation of capital and liquidity.
MFS® Research Fund (Class A)	Investment Adviser: Massachusetts Financial Services Company	Seeks capital appreciation.
MFS® Strategic Income Fund (Class A)	Investment Adviser: Massachusetts Financial Services Company	Seeks total return with an emphasis on high current income, but also considering capital appreciation.
MFS® Total Return Fund (Class A)	Investment Adviser: Massachusetts Financial Services Company	Seeks total return.

IMPORTANT INFORMATION ABOUT THE COMPANY'S INTEREST BEARING RETAINED ASSET ACCOUNT

Unless the Beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing retained asset account that is backed by our general account. **This account is not FDIC insured** and can be accessed by the Beneficiary through a draftbook feature. The Beneficiary may access the entire Death Benefit at any time through the draftbook without penalty. Interest credited on this account may be less than you could earn if the lump-sum payment was invested outside of the Contract. Additionally, interest credited on this account may be less than under other settlement options available through the Contract, and the Company seeks to earn a profit on this account.

At the time of Death Benefit election, the Beneficiary may elect to receive the Death Benefit directly by check rather than through the retained asset account draftbook feature by notifying us at the ING Customer Service Center at P.O. Box 5050, Minot, ND 58702-5050, 1-877-884-5050 or www.ingservicecenter.com.

MORE INFORMATION IS AVAILABLE

More information about the Investment Funds available through your Contract. including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Investment Fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5050
Minot, ND 58702-5050
1-877-884-5050

If you received a summary prospectus for any of the Investment Funds available through your Contract, you may obtain a full prospectus and other Investment Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Investment Fund's summary prospectus.